Exhibit 12.1

United Air Lines, Inc. and Subsidiary Companies

Computation of Ratio of Earnings to Fixed Charges

	Six Months Ended
	June 30

	2005	2004
	(In Millions)
Earnings:

Loss before income taxes	$(2,483)	$(686)
Fixed charges, from below	369	324
Undistributed earnings of affiliates	4	(2)
Interest capitalized	(5)	1

Loss	$ (2,115)	$ (363)

Fixed charges:

Interest expense	$ 226	$ 243
Portion of rental expense representative
of the interest factor	143	81

Fixed charges	$ 369	$ 324

Ratio of earnings to fixed charges	(a)	(a)

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(a) Earnings were inadequate to cover fixed charges by $2.5 billion in 2005 and $687 million in 2004.